UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

STARTEK, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

85569C107
(CUSIP Number)

Privet Fund LP
Attn: Ryan Levenson
3280 Peachtree Rd.
Suite 2670
Atlanta, GA 30305

With a copy to:

Rick Miller
Bryan Cave LLP
1201 W. Peachtree St., 16th Floor
Atlanta, Georgia 30309
Tel: (404) 572-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 85569C107	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [√]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,190,377
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,190,377
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,190,377
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [√]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 85569C107	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [√]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,310,282
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,310,282
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,310,282
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [√]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 85569C107	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [√]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,310,282
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,310,282
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,310,282
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [√]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 85569C107	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ben Rosenzweig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [√]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 15,628
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,628
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,628
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [√]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 85569C107	Page 6 of 8 Pages

SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on May 9, 2011, as amended on March 9, 2012, as amended on August 22, 2012, and as amended on May 24, 2013 (the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”) of StarTek, Inc., a Delaware corporation (the “Company” or “Issuer”). Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows.

Item 3.                  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

The aggregate purchase price of the 1,325,910 shares of Common Stock beneficially owned by the Reporting Persons is approximately $5,317,043, not including brokerage commissions, of which approximately $4,884,169 was funded with partnership funds of Privet Fund LP, $400,273 was funded with assets under separately managed accounts with Privet Fund Management LLC, and $32,600 was funded with personal assets of Mr. Rosenzweig.  Mr. Rosenzweig was granted 7,874 of his shares by the Company as director compensation.  The participants may have effected purchases of the Company’s Shares through margin accounts maintained with prime brokers, who may have extended margin credit as and when requested to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and such broker’s credit policies.

Item 5.                  Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety to read as follows:

(a)           As of the close of business on November 19, 2013, the aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons collectively is 1,325,910 shares (the “Shares”), or approximately 8.6% of the outstanding Common Stock of the Company (calculated based on information included in the Form 10-Q filed by the Company for the quarterly period ended September 30, 2013, which reported that 15,365,153 shares of Common Stock were outstanding as of November 5, 2013).

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 19, 2013                                                                    PRIVET FUND LP

By: Privet Fund Management LLC,
Its Managing Partner

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

PRIVET FUND MANAGEMENT LLC

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

/s/ Ryan Levenson
Ryan Levenson

/s/ Ben Rosenzweig
Ben Rosenzweig

SCHEDULE 1

Shares Acquired or Sold by the Reporting Persons in the Last 60 Days

Unless otherwise indicated, all transactions were effected on the open market.

1.            Privet Fund LP

Trade Date	Nature of Transaction (Purchase/Sale)	Number of Shares	Price Per Share 1
11/11/2013	Purchase	150,000	$6.50

2.           Privet Fund Management LLC

Trade Date	Nature of Transaction (Purchase/Sale)	Number of Shares	Price Per Share 1
11/11/2013	Purchase	10,000	$6.50

1 Not including any brokerage fees.